UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

Certificate is filed by Exelon Corporation and PECO Energy Company (PECO).

This certificate provides notice that the above companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): First and Refunding Mortgage Bonds.

2. Issue, renewal or guaranty: Issue and exchange of bonds registered under the Securities Act of 1933, as amended, for bonds having substantially the same terms and conditions, but subject to transfer restrictions.

3.     Principal amount of each security: $250,000,000.

4. Rate of interest per annum of each security: The bonds will bear interest at the annual rate of 5.95%.

5.     Date of issue, renewal or guaranty of each security: October 9, 2002.

6.     If renewal of security, give date of original issue: Not applicable.

7. Date of maturity of each security (in the case of demand notes, indicate demand): November 1, 2011.

8. Name of the person to whom each security was issued, renewed or guaranteed: Various.

9.     Collateral given with each security: The lien of the mortgage, subject to
       (1) minor exceptions and certain excepted encumbrances that are defined in the mortgage and (2) the trustee's prior lien for compensation and expenses, constitutes a first lien on substantially all of the properties of PECO. The mortgage does not constitute a lien on any property owned by PECO's subsidiaries or affiliates. PECO's properties consist principally of electric transmission and distribution lines and substations, gas




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       distribution facilities and general office and service buildings. The bonds are secured equally with all other bonds outstanding or hereafter issued under the First and Refunding Mortgage.

10. Consideration given for each security: PECO did not receive any cash proceeds from the exchange. In exchange for issuing the bonds described above, PECO received an equal principal amount of First and Refunding Mortgage Bonds having substantially the same terms and conditions, but subject to transfer restrictions.

11. Application of proceeds for each security: PECO did not receive any cash proceeds from the exchange. In exchange for issuing the bonds described above, PECO received an equal principal amount of original bonds, which were canceled. The net proceeds from the sale of the original bonds, together with available cash balances, were used to repay $250 million aggregate principal amount of First and Refunding Mortgage Bonds, 5-5/8% Series due November 1, 2001.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6(a) because of:

       a. the provisions contained in the first sentence of section 6(b): [ ]
       b. the provisions contained in the fourth sentence 6(b): [ ]
       c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6(a) by virtue of the first sentence of section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b): Not Applicable.

14. If the security or securities are exempt from the provisions of section 6(a) because of the fourth sentence of section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52(a).

                               Exelon Corporation





                        By:/s/ J. Barry Mitchell
                        ------------------------
                        Senior Vice President and Corporate Treasurer Exelon Corporation




                               PECO Energy Company





                        By:/s/ J. Barry Mitchell
                        ------------------------
                        Senior Vice President and Corporate Treasurer Exelon Corporation and Vice President and Treasurer PECO Energy Company


October 25, 2002



                                  End of Filing